UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. __ )*


                          Internet Commerce Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   46059F 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 April 20, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed

[ ] Rule 13d - 1(b)
[x] Rule 13d - 1(c)
[ ] Rule 13d - 1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

-------------------------------------                  -------------------------
CUSIP NO.   46059F 109                                        PAGE 2 OF 5  PAGES
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Benny Shabtai
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [ ]

                                                                    (b)  [ ]
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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Citizen of the United States of America and of Israel
--------------------------------------------------------------------------------
NUMBER OF                            5      SOLE VOTING POWER
SHARES                                                                   123,500
BENEFICIALLY                                ------------------------------------
OWNED BY                             6      SHARED VOTING POWER
EACH REPORT-                                                                -0-
ING PERSON                                  ------------------------------------
WITH                                 7      SOLE DISPOSITIVE POWER
                                                                         123,500
                                            ------------------------------------
                                     8      SHARED DISPOSITIVE POWER
                                                                            -0-
                                            ------------------------------------

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         123,500
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.8%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

----------------------                                       -------------------
CUSIP NO.   46059F 109                                        PAGE 3 OF 5  PAGES
----------------------                                       -------------------

ITEM 1(a)           NAME OF ISSUER:

                         Internet Commerce Corporation

ITEM 1(b)           ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                         805 Third Avenue
                         New York, New York 10022

ITEM 2(a)           NAME OF PERSON FILING:

                         Benny Shabtai

ITEM 2(b)           ADDRESS  OF  PRINCIPAL   BUSINESS   OFFICE,   OR,  IF  NONE,
                    RESIDENCE:

                         587 Fifth Avenue, New York, New York 10007

ITEM 2(c)           CITIZENSHIP:

                         Citizen of the United States of America and of Israel

ITEM 2(d)           TITLE OF CLASS OF SECURITIES:

                         Class A Common Stock, $.01 par value per share

ITEM 2(e)           CUSIP NUMBER:

                         46059F 10 9

ITEM 3              IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO  13D-1(b),   OR
                    13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

                         Not applicable.

                                  SCHEDULE 13G

----------------------                                       -------------------
CUSIP NO.   46059F 109                                        PAGE 4 OF 5  PAGES
----------------------                                       -------------------


ITEM 4              OWNERSHIP:

                    (a)  Amount Beneficially Owned:
                         123,500 shares(1)

                    (b)  Percent of Class:
                         8.8%(2)

                    (c)  Number of Shares as to which such person has:

                         (i) sole power to vote or direct the vote: 123,500 shares(1)

                         (ii)  shared power to vote or direct the vote: 0 shares

                         (iii) sole   power  to   dispose   or  to  direct   the
                               disposition of: 123,500 shares(1)

                         (iv)  shared   power  to   dispose  or  to  direct  the
                               disposition of: 0 shares

                    -------------------
                    (1) Includes 100,000 shares of Class A Common Stock issuable on conversion of 500 shares of Series A Convertible Redeemable Preferred Stock (the "Series A Preferred Stock") held by the reporting person. The number of shares of Class A Common Stock issuable on conversion of the Series A Preferred Stock is subject to adjustment in certain circumstances.

                    (2) Based on 1,305,283 outstanding shares of Class A Common Stock, as last reported by the issuer, plus the number of shares underlying the shares of Series A Preferred Stock held by the reporting persons.

ITEM 5              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                         Not applicable.

ITEM 6              OWNERSHIP  OF MORE THAN FIVE  PERCENT  ON BEHALF OF  ANOTHER
                    PERSON:

                         No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by Mr. Shabtai.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                         Not applicable.

ITEM 8              IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                         Not applicable.

                                  SCHEDULE 13G

----------------------                                       -------------------
CUSIP NO.   46059F 109                                        PAGE 5 OF 5  PAGES
----------------------                                       -------------------


ITEM 9              NOTICE OF DISSOLUTION OF GROUP:

                         Not applicable.

ITEM 10             CERTIFICATION:

                    (a)  Not applicable.

                    (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with a or as a participant in any transaction having that purpose or effect.

SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:    April 26, 1999                              /s/ BENNY SHABTAI
         ----------------------------                ---------------------------
                                                         Benny Shabtai